09042146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
NOV - 6 2009
Washington, DC
110

SEC FILE NUMBER
8-34163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/08 (MM/DD/YY) AND ENDING 07/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLOBAL UNITED SECURITIES LTD**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Baxter Street, Suite 505
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR CHOW **1 212 226 6868**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARTHUR CHOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL UNITED SECURITIES LTD, as of and for the year ended July 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES

Title

Notary Public

SAI WING LAU
Notary Public, State of New York
No. 01LA6155296
Qualified in Kings County
Commission Expires November 06, 2010

Table of Contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN & SCHAEFFER P.C.

CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

Independent Auditors' Report

Officers and Directors
Global United Securities Ltd.

We have audited the accompanying statement of financial condition of Global United Securities Ltd (the "Company") as of July 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global United Securities Ltd. as of July 31, 2009, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Cohen + Schaeffer P.C.

New York, New York
November 2, 2009

Global United Securities Ltd.
Statement of Financial Condition
As of July 31, 2009

ASSETS

Cash and cash equivalent	$	128,064
Securities owned:		
Marketable, at market value (Note 2)		44,146
Commission receivable		14,372
Property and equipment (net of accumulated depreciation of $18,095)		2,477
Other assets (Note 4)		3,734
TOTAL ASSETS	$	192,793

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expense	$	2,050
Total liabilities		2,050
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)		
STOCKHOLDER'S EQUITY		
Common stock, par value $10, authorized 10,000 shares;		
Issued and outstanding 10,000 shares		100,000
Paid-in capital		91,000
Retained earnings		(257)
Total stockholder's equity		190,743
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	192,793

See accompanying notes to financial statements.

Global United Securities Ltd.
Statement of Income
For the Year Ended July 31, 2009

REVENUE	
Commission income	$ 200,905
Interest income	510
Dividend income	453
Other income	131
Unrealized gain on marketable securities	3,853
TOTAL REVENUE	205,852
EXPENSES	
Officers' salaries	23,000
Staff salaries	4,594
Payroll taxes expenses	2,332
Clearance expense	64,002
Data fee	13,682
Rent	23,490
Utilities	1,951
Repair and maintenance	220
Office supplies	4,867
Telephone and internet expense	5,962
Insurance	11,333
Meals and entertainment	3,859
Real estate tax	735
Depreciation expense	1,264
Dues and subscriptions	1,781
Professional fee	3,690
Travel	600
Realized loss on marketable securities	14,057
Miscellaneous	950
TOTAL EXPENSES	182,369
NET INCOME BEFORE INCOME TAXES	23,483
PROVISION FOR INCOME TAXES (Note 4)	(1,546)
NET INCOME	$ 21,937

See accompanying notes to financial statements.

Global United Securities Ltd.
Statement of Cash Flows
Year Ended July 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	21,937
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		1,265
(Increase)/Decrease in operating assets:		
Commission receivable		(9,104)
Marketable securities		25,339
Other assets		1,094
Increase in operating liability:		
Accrued expenses		114
Net cash provided by operating activities		40,645
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities		(16,233)
NET CASH USED BY INVESTING ACTIVITIES		(16,233)
NET INCREASE IN CASH AND CASH EQUIVALENTS		24,412
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		103,652
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	128,064
SUPPLEMENTARY DISCLOSURES CASH FLOW INFORMATION:		
Cash paid during the year for corporate income taxes	$	1,546

See accompanying notes to financial statements.

Global United Securities Ltd.
Statement of Stockholder's Equity
Year Ended July 31, 2009

	Common Stock	Paid-In Capital	Retained Earnings	Total
Stockholder's equity - at August 1, 2008	$ 100,000	$ 91,000	$ (22,194)	$ 168,806
Net income			21,937	21,937
Stockholder's equity - at July 31, 2009	$ 100,000	$ 91,000	$ (257)	$ 190,743

See accompanying notes to financial statements.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Global United Securities Ltd. (The Company) is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

Securities transactions (and the related commission, revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with maturity of six months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during reported period. Actual results could differ from those estimates.

Marketable Securities Owned

Marketable securities owned are valued at fair market value, and securities not readily marketable are valued at fair market value as determined by management or other accepted market makers. Fair market value means that securities are valued at mark to market and changes in trading account are recognized in earnings in the current period.

Subsequent Events

The Company has evaluated events and transactions that occurred between August 1, 2009 and November 2, 2009, which is the date the financial statements were issued for possible disclosure and recognition in the financial statements.

Note 1 - Nature of Business and Significant Accounting Policies (continued)

Income Taxes

The Company has adopted SFAS No. 109 (Accounting for Income Taxes), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Recent Accounting Pronouncements

SFAS No. 157, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe that the adoption of this Standard will have a material impact on the financial statements.

SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement 115, allows entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Management does not believe that the adoption of this Standard will have a material impact on the financial statements.

FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48, prescribes a comprehensive model for how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. In February 2008, the FASB issued Staff Position No. FIN 48-2 "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", which deferred the effective date of FIN No. 48 for certain nonpublic enterprises as defined. In December 2008, the FASB issued Staff Position No. FIN 48-3 "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", which deferred the effective date of adopting FIN No. 48 for certain nonpublic enterprises as defined.

Note 2 - Marketable Securities Owned

Company owned marketable securities that are valued at marked-to-market at July 31, 2009 as follows:

1,000 shares of NASDAQ Stock Market Inc. at $21.13 per share	$21,130
6,000 shares of Alcatel-Lucent at $2.76 per share	16,560
1,200 shares of Fannie Mae at $.58 per share	696
1,000 shares of Sequenom Inc. at $5.76 per share	5,760
Total marketable securities owned	$44,146

Note 3 - Other Assets

Security deposit	$3,600
Payroll taxes withholding receivable	134
Total other assets	$3,734

Note 4 - Income Tax

	July 31, 2009
Current:	
State and Local	$ 1,546
	1,546
Deferred:	
Federal, State and Local	-
	-
Income Tax Provision	$ 1,546

Note 5 - Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements (FASB Statement No. 157)* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table set forth by level, within the fair value hierarchy, the Plan's asset at fair value as of July 31, 2009:

	Assets at Fair Value as of July 31, 2009			
	Level 1	Level 2	Level 3	Total
Available for sale securities	$ 44,146	$ -	$	$ 44,146
	$ 44,146	$ -	$	$ 44,146

Financial assets valued using level 1 inputs are based on unadjusted quoted market prices within active markets.

Note 6 - Financial Instruments With Off-Balance-Sheet Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requires the customer to deposit additional collateral, or to reduce positions when necessary.

Note 7 - Commitment and Contingent Liabilities

The Company has entered into a five year operating lease for office space at 118-122 Baxter Street, New York, New York and the lease will expire in 2010. The lease is non-cancelable and guaranteed by the shareholder. Minimum payment under the terms of the lease for the last year of the lease ending July 31, 2010 is $24,312.

Note 8 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires a broker-dealer to have, at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker-dealer is required to maintain minimum net capital of $5,000. The net capital computed was $177,973 leaving capital in excess of requirements in the amount of $172,973. The capital ratio was 100% versus an allowable maximum of 1500% for the ratio of allowable indebtedness.

A copy of the Company's Statement of Financial Condition as of July 31, 2009, pursuant to S.E.C. Rule 17a-5, is available for inspection at The Company's office and at the regional office of the Securities and Exchange Commission.

Supplementary Information

Global United Securities, Ltd.
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c-3-1 Under the Securities Exchange Act of 1934
July 31, 2009

Total Ownership Equity Per Statement of Financial Condition	$	190,743
Deductions:		
Non-allowable assets:		
Property and equipment - net of accumulated depreciation of $18,095		2,477
Other assets		3,734
Total non allowable		6,211
Net capital before haircuts on securities positions		184,532
Haircuts on securities - trading and investment		6,622
Haircuts on securities - money market		1,437
Net capital	$	176,473
Computation of net capital requirement		
Minimum requirement - the greater of 12 -1/2% of aggregate indebtedness of $2,050 or $5,000	$	5,000
Excess net capital at 1500%	$	171,473
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	2,050
Ratio: Aggregate indebtedness to net capital		0.01 to 1

The rate of aggregate indebtedness to net capital is .01 to 1 compared to the maximum allowable ratio of 15 to 1.

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part 11 filing as of July 31, 2009

Global United Securities Ltd
Computation for the Determination of Reserves
Requirements Pursuant to Rule 15c3-3
As of July 31, 2009

Computation for determination of reserve requirements and information relating to possession or control requirements for brokers and dealers pursuant to rule 15c3-3 of the Securities and Exchange Commission paragraph k(2)(i) of that Rule.

COHEN &
SCHAEFFER
P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Officers and Directors of
Global United Securities Ltd.

In planning and performing our audit of the financial statements and supplementary information of Global United Securities Ltd. (the "Company") as of and for the year ended July 31,2009 (on which we issued our report dated November 2, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A *control deficiency* exist when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than consequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Cohen & Schaeffer P.C.

New York, New York
November 2, 2009